6601 Lyons Road

L 6 Coconut Creek, FL 33073

Telephone 561.212.3816

Facsimile 754.227.5970

December 4, 2017

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Lisa Krestynick, Staff Attorney,

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:

NutraFuels, Inc. (the “Company”)

Registration Statement on Form 10-12G Filed November 1, 2017

File No. 0-55144

Dear Mr. Gilmore:

Please find below, the responses to the Commission’s Comment Letter dated November 27, 2017 regarding the above referenced registration statement (the “Registration Statement”)

SEC Comment 1.

Please be advised that your registration statement will automatically become effective Sixty days after filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act, even if issues identified in our comments remain unresolved at that time. Please consider withdrawing your registration statement and resubmitting a new registration statement which gives effect to all our comments.

Company Response to SEC Comment 1.

The Company acknowledges that the Registration statement will automatically become effective sixty days after filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

SEC Comment 2.

Revise your disclosure to make clear that you were previously a public reporting company but that at the time you exited the reporting system, you were delinquent in meeting your periodic reporting obligations under the federal securities laws.

Company Response to SEC Comment 2.

We have revised our disclosure to that we were previously a public reporting company that exited the reporting system, and which was delinquent in meeting our periodic reporting obligations under the federal securities laws as follows:

We were previously a public reporting company but that exited the reporting system, and we were delinquent in meeting our periodic reporting obligations under the federal securities laws.

We are filing this Registration Statement on Form 10 under the Securities Exchange Act of 1934 ("Registration Statement") on a voluntary basis to become a public reporting company a second time in an attempt to provide current public information to the investment community.

SEC Comment 3.

Press releases posted on your website indicate that you sell your products in other countries. Please expand your disclosure to identify any countries other than the United States where you sell your principal products and to address any relevant regulations in those jurisdictions that might impact your operations. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Company Response to SEC Comment 3.

We do not directly sell our products in other countries. Our distributors sell the products that they purchase from us in other countries. We have clarified this on our website.

SEC Comment 4.

Here or in the discussion at page 11 captioned “Sources and Availability of Raw Materials,” describe more precisely how you obtain your raw materials.

Company Response to SEC Comment 4.

We have updated our disclosures to described more precisely how we obtain raw materials.

SEC Comment 5.

Please expand your disclosure to clarify that your “hemp based products” contain CBD and to define “CBD.”

Company Response to SEC Comment 5.

We have expanded our disclosure to clarify that our “hemp based products” contain CBD and defined “CBD” as requested.

SEC Comment 6.

We note your disclosure here and at page 17 suggesting that under 21 U.S.C. § 802(16), such products “are exempted from the definition of cannabis and are legal for manufacture and over-the-counter sale to consumers.” In that regard, we note that on December 14, 2016, the DEA issued a final rule effective January 13, 2017 creating a separate Administration Controlled Substances Code Number for “Marihuana Extract” under Schedule I, defining it as “an extract containing one or more cannabinoids,” and stated that “all extracts that contain CBD will also contain at least small amounts of other cannabinoids.” Revise related disclosure in your document accordingly, for example clarifying if true that there is a risk that DEA action potentially could result in your being required to cease operations.

Company Response to SEC Comment 6.

We agree that on December 14, 2016, the DEA issued a final rule effective January 13, 2017 creating a separate Administration Controlled Substances Code Number for “Marihuana Extract” under Schedule I, defining it as “an extract containing one or more cannabinoids,” and stated that “all extracts that contain CBD will also contain at least small amounts of other cannabinoids.” Subsequent thereto, the DEA clarified that: (i) the new drug code (7350) does not include materials or products that are excluded from the definition of marijuana set forth in the Controlled Substances Act (CSA), (ii) the new drug code includes only those extracts that fall within the CSA definition of marijuana and (iii) if a product consisted solely of parts of the cannabis plant excluded from the CSA definition of marijuana, such product would not be included in the new drug code (7350) or in the drug code for marijuana (7360).

The CSA definition of marijuana states that, “Marijuana does not include the mature stalks of such plant, fiber produced from such stalks, oil or cake made from the seeds of such plant, any other compound, manufacture, salt, derivative, mixture, or preparation of such mature stalks (except the resin extracted therefrom), fiber, oil, or cake, or the sterilized seed of such plant which is incapable of germination."

Please see: https://www.deadiversion.usdoj.gov/schedules/marijuana/m_extract_7350.html

Because our CBD products are derived from the seeds and mature stalks of the cannabis plant, our products are excluded from the CSA definition of marijuana, and as such, our operations are not impacted by the December 14, 2016 final rule.

SEC Comment 7.

Ensure that your disclosure is both current and accurate regarding the status of your products and ongoing regulation.  For example, you say that you require your products not to “contain any substances banned by major sporting organizations such as the World Anti-Doping Agent, ADA, NFL, MLB….” We note recent press articles indicating that several of these organizations have in fact banned the use of CBD.  Please revise or advise as appropriate.

Company Response to SEC Comment 7.

We have revised our disclosure and removed statements that our products do not contain banned substances.

SEC Comment 8.

Please expand your disclosure to discuss the current status of federal and state regulation of CBD, including by the DEA and FDA. Similarly, disclose whether any material federal and state tax regulations apply to a business which sells marijuana-related products.

Company Response to SEC Comment 8.

We have revised our regulation disclosure requested.

SEC Comment 9.

You acknowledge in this section that the FDA “regulates the formulation, manufacturing, packaging, labeling, distribution and sale of food, including dietary supplements….” At page 13, you state that “most” of your products are dietary supplements. Please ensure that your disclosure takes into account applicable FDA guidance regarding CBD. In your letter of response, address each of the applicable Q&As found at FDA and Marijuana: Questions and Answers, FDA (last updated Aug. 15, 2017), accessible at https://www.fda.gov/NewsEvents/PublicHealthFocus/ucm421168.htm.  For example, your current disclosure appears to be inconsistent with what the FDA has published in Q&As 13 and 14.

Company Response to SEC Comment 9.

We have revised our disclosure as follows:

The FDA has concluded that THC and CBD products are excluded from the definition of a dietary supplement and clarified that most of our Non-CBD products are dietary supplements.

 SEC Comment 10.

At page 16, you state that as of 11/1/2017 you have only enough cash to cover your operating needs for two months if you fail to generate enough revenues. Your financial statements also reflect a working capital deficit of approximately $7.7M as of 6/30/2017. Please disclose the course of action you propose to take to remedy the deficiency, addressing also any material debt that has matured in the interim period. See Item 303(a)(1) of Regulation S-K. In that regard, we note the general going concern language that appears at page F-11.

Company Response to SEC Comment 10.

As disclosed in Footnote 6 on page F-14, $8,318,166 in current liabilities is a liability to issue shares to our Chief Executive Officer, President and Director under his January 13, 2017, employment agreement requiring the Company to maintain his common stock ownership at 30% of total issued and outstanding shares of the Company. Mr. Ward's employment agreement was amended on October 10, 2017 to remove the anti-dilution provision. The Company has issued to Mr. Ward 6,674,837 shares of its common stock on November 27, 2017 which eliminated this liability (which as of September 30, 2017 had increased to $8,464,463).

We had no material debt that matured during the nine (9) month period ended September 30, 2017.

Sincerely,

    /s/ Edgar Ward

Edgar Ward

Chief Executive Officer

& President